Exhibit 99.2
Sun Life Financial announces quarterly dividends on
Common and Preferred Shares
TORONTO (October 26, 2006) — The Board of Directors of Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a quarterly shareholder dividend of $0.30 per common share, payable January 2, 2007 to shareholders of record at the close of business on November 22, 2006.
The Board of Directors of Sun Life Financial Inc. also announced quarterly dividends of $0.296875 per Class A Non-Cumulative Preferred Share Series 1; $0.30 per Class A Non-Cumulative Preferred Share Series 2; $0.278125 per Class A Non-Cumulative Preferred Share Series 3; and $0.249932 per Class A Non-Cumulative Preferred Share Series 4, payable December 29, 2006, to shareholders of record at close of business on November 22, 2006.
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2006, the Sun Life Financial group of companies had total assets under management of CDN$400 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com